SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 3
To
SCHEDULE 13G
 (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

VBI VACCINES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

91790E102
(CUSIP Number)

Copy to:
Barry Honig
555 South Federal Highway #450
Boca Raton, FL 33432
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 91790E102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 44,500
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,923,583 (1)(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 44,500
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,923,583 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,968,083(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.36% (Based on 23,530,260 shares outstanding as of November 12, 2015)
12	TYPE OF REPORTING PERSON* IN

(1)
Includes (i) 1,897,274 shares of common stock held by DKR Ventures, LLC (“DKR”) and (ii) 26,309 shares of common stock held by Barry and Renee Honig Charitable Foundation, Inc. (the “Foundation”).  Mr. Honig is the Managing Member of DKR and trustee of the Foundation, and in such capacities holds voting and dispositive power over the securities held by such entities.

(2)
Excludes 325,000 shares of common stock beneficially held by Four Kids Investment Fund, LLC, of which Jonathon Honig, Barry Honig’s adult sibling, is trustee and for which the children of Barry Honig are beneficiaries. Barry Honig disclaims beneficial ownership of such securities.

CUSIP No. 91790E102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DKR Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,897,274(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,897,274(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,897,274(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.06% (Based on 23,530,260 shares outstanding as of November 12, 2015)
12	TYPE OF REPORTING PERSON* OO

(1)                Mr. Honig is the Managing Member of DKR, and in such capacity holds voting and dispositive power over the securities held by DKR.

CUSIP No. 91790E102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry and Renee Honig Charitable Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 26,309(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 26,309(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,309(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.11% (Based on 23,530,260 shares outstanding as of November 12, 2015)
12	TYPE OF REPORTING PERSON* OO

(1)                Mr. Honig is the trustee of the Foundation, and in such capacity holds voting and dispositive power over the securities held by the Foundation.

Item 1(a).                 Name of Issuer:

VBI Vaccines Inc., a Delaware corporation (“Issuer”)

Item 1(b).                Address of Issuer's Principal Executive Offices:

222 3rd Street, Suite 2241
Cambridge, Massachusetts 02142

Item 2(a).                Name of Person Filing.

The statement is filed on behalf of Barry Honig (“Honig”), DKR Ventures, LLC (“DKR”) and Barry and Renee Honig Charitable Foundation, Inc. (the “Foundation”, and together with Honig, and DKR, the “Reporting Person”).

Item 2(b).                Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).                Citizenship.

Barry Honig is a citizen of the United States. DKR was organized in the State of Delaware and the Foundation was organized in the State of Florida.

Item 2(d).                Title of Class of Securities.

Common Stock, par value $0.0001 per share.

Item 2(e).                CUSIP Number.

91790E102

Item 3.                     Type of Person

Not applicable.

Item 4.                     Ownership.

(a) Amount beneficially owned: 1,968,083 (1)(2)

(b) Percent of class:  8.36% (Based on 23,530,260 shares outstanding as of November 12, 2015)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 44,500

(ii) Shared power to vote or to direct the vote: 1,923,583(1)(2)

(iii) Sole power to dispose or to direct the disposition of: 44,500

(iv) Shared power to dispose or to direct the disposition of: 1,923,583(1)(2)

__________________
(1)
Includes (i) 1,897,274 shares of common stock held by DKR and (ii) 26,309 shares of common stock held by the Foundation. Mr. Honig is the Managing Member of DKR and trustee of the Foundation, and in such capacities holds voting and dispositive power over the securities held by such entities.

(2)
Excludes 325,000 shares of common stock beneficially held by Four Kids Investment Fund, LLC, of which Jonathon Honig, Barry Honig’s adult sibling, is trustee and for which the children of Barry Honig are beneficiaries. Barry Honig disclaims beneficial ownership of such securities.

Item 5.                     Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                     Identification and Classification of Members of the Group.

Not applicable.

Item 9.                     Notice of Dissolution of Group.

Not applicable.

Item 10.                   Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2016	By:	/s/ Barry Honig
Barry Honig

DKR Ventures, LLC
Date: February 5, 2016	By:	/s/ Barry Honig
Barry Honig, Managing Member

Barry and Renee Honig Charitable Foundation, Inc.
Date: February 5, 2016	By:	/s/ Barry Honig
Barry Honig, Trustee